INVITATION TO

THE ANNUAL GENERAL MEETING OF SHAREHOLDERS (“AGMS”)

The Board of Directors of PT Indosat Tbk (“Company”) hereby invites the shareholders of the Company to attend the Company’s AGMS which will be held on:

Date

: Thursday, May 22, 2014

Time

: 2.00 p.m. (Western Indonesia Time) until completion

Venue

: Auditorium 4th Floor, Indosat Building

 Jl. Medan Merdeka Barat No. 21

 Jakarta 10110

With the following agenda:

1.

To approve the annual report and to ratify the financial statements of the Company for the financial year ended December 31, 2013.

2.

To determine the remuneration for the Board of Commissioners of the Company for year 2014.

3.

To approve the appointment of the Company’s Independent Auditor for the financial year ended December 31, 2014.

4.

To approve changes to the composition of the Board of Directors and/or Board of Commissioners of the Company.

Notes:

1.

This announcement serves as an official invitation to the Company’s shareholders. The Company is not required to submit or send any other invitations to the shareholders.

2.

Registration desk will be opened on May 22, 2014 at 1.00 p.m. and will be closed at 1.45 p.m. Registration may be extended if necessary, until the commencement of the AGMS.

3.

Shareholders who are entitled to attend or represented at the AGMS are:

a.

For those whose shares have not been electronically registered in the Collective Custody of PT Kustodian Sentral Efek Indonesia (“PT KSEI”), only the shareholders whose names are registered in the Company’s Share Register as at 4.00 p.m. on May 6, 2014.

b.

For those whose shares are in the Collective Custody of PT KSEI, only the account holders whose names are registered as the Company’s shareholders in the securities account of the Custodian Bank or Securities Company as at 4.00 p.m. on May 6, 2014.

1.

Shareholders who are not able to attend the AGMS may appoint an authorized representative by virtue of a Power of Attorney, provided that members of the Board of Directors, members of the Board of Commissioners and employees of the Company are not permitted to act as proxies at the AGMS. Any votes cast by them as proxies shall be considered null and void.

2.

The shareholders or their authorized representatives who will attend the AGMS should present a copy of his or her Personal Identification (ID) during registration. Shareholders whose shares are registered in the Collective Custody of PT KSEI are expected to present written confirmation for AGMS (KTUR) available at the Custodian Bank or Securities Company.

3.

Power of Attorney forms can be obtained through the Investor Relations & Corporate Secretary Group, 2nd floor Indosat Building, Jl. Medan Merdeka Barat No. 21, Jakarta 10110 from May 8, 2014 until May 16, 2014 during office hours.

4.

The duly executed Power of Attorney is expected to be received by the Company’s Board of Directors through the Investor Relations & Corporate Secretary Group not later than May 19, 2014 at 4.00 p.m.

5.

The AGMS materials are available for inspection during office hours at the Company’s office on the premise of Investor Relations & Corporate Secretary Group starting from the date of this invitation. If required, the materials can be obtained by submitting a written request to the Investor Relations & Corporate Secretary Group.

6.

The shareholders or their authorized representatives who intend to attend the AGMS are kindly requested to notify the Investor Relations & Corporate Secretary Group at:

Telephone no: +6221 3044 2615

Fax no: +6221 3000 3757

7.

To facilitate the arrangement and orderliness of the AGMS, the shareholders or their authorized representatives are kindly requested to arrive 30 (thirty) minutes prior to the AGMS.

Jakarta, May 7, 2014

PT INDOSAT Tbk

The Board of Directors